UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5 )*

Ebix, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

278715206

(CUSIP Number)

1333 Second Street, Suite 650

Santa Monica, CA 90401

Attn: Andrew Collins

(310) 566-0640

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 5, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Steven D. Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,458(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,458(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,458(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The number of shares reported as beneficially owned as of July 9, 2024.
(2)	This number includes shares held by the Lebowitz Family Trust – 1986, dated October 7, 1986, as amended (the “LF Trust”), a trust over which Steven D. Lebowitz serves as a co-trustee.
(3)

Based on 30,901,440 shares of common stock of Ebix, Inc. (the “Issuer”) outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Susan Pearlstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Deborah P. Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 256,458(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 256,458(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 256,458(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.83%(3)
14	TYPE OF REPORTING PERSON IN

(1)	The number of shares reported as beneficially owned as of July 9, 2024.
(2)	This number includes shares held by the LF Trust, a trust over which Deborah P. Lebowitz serves as a co-trustee.
(3)

Based on 30,901,440 shares of common stock of Ebix, Inc. (the “Issuer”) outstanding as of November 8, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023, filed with the U.S. Securities and Exchange Commission on November 14, 2023.

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Lauren Lebowitz Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Robert Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Kathryn Lebowitz Silverberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Andrew Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Ashley Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS The Lebowitz Family Stock, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Ethan Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Zoey Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Lexi Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Emma Salem
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Kora Miri Silverberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Isla Silverberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Olivia Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Sophie Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Avery Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 278715206

1	NAME OF REPORTING PERSONS Taylor Lebowitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of Ebix, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1 Ebix Way, Johns Creek, Georgia 30097.

ITEM 2.	IDENTITY AND BACKGROUND

a)	This statement is filed by:
i.	The Lebowitz Family Stock, LLC, a Delaware limited liability company (“Family LLC”), with respect to the Shares directly and beneficially owned by it;
ii.	Steven D. Lebowitz;
iii.	Deborah P. Lebowitz;
iv.	Lauren Lebowitz Salem;
v.	Robert Lebowitz;
vi.	Kathryn Lebowitz Silverberg;
vii.	Andrew Lebowitz;
viii.	Ashley Lebowitz;
ix.	Susan Pearlstein;
x.	Ethan Salem;
xi.	Zoey Lebowitz;
xii.	Lexi Lebowitz;
xiii.	Emma Salem;
xiv.	Kora Miri Silverberg;
xv.	Isla Silverberg;
xvi.	Olivia Lebowitz;
xvii.	Sophie Lebowitz;
xviii.	Avery Lebowitz; and
xix.	Taylor Lebowitz.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to the Joint Filing Agreement dated March 29, 2021, as further described in Item 6.

b)	The address of the business office of each of the Reporting Persons is 1333 Second Street, Suite 650 Santa Monica, CA 90401.

c)	The principal business of the Lebowitz Family Stock, LLC is the management of investments.

d)	No Reporting Person, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

No Reporting Person has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)

Steven D. Lebowitz, Deborah P. Lebowitz, Lauren Lebowitz Salem, Robert Lebowitz, Kathryn Lebowitz Silverberg, Andrew Lebowitz, Ashley Lebowitz, Susan Pearlstein, Ethan Salem, Zoey Lebowitz, Lexi Lebowitz, Emma Salem, Kora Miri Silverberg, Isla Silverberg, Olivia Lebowitz, Sophie Lebowitz, Avery Lebowitz, and Taylor Lebowitz are citizens of the United States of America. The Lebowitz Family Stock, LLC is incorporated under the laws of the State of Delaware.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities of the Issuer purchased by the Reporting Persons were purchased using the investment capital of such Reporting Person.

ITEM 4.	PURPOSE OF THE TRANSACTION

The Reporting Persons previously filed a Schedule 13G on March 29, 2021, as amended through Amendment No. 3 filed on February 6, 2024 (collectively, the “Schedule 13G”). The Reporting Persons filed a Schedule 13D/A on June 13, 2024 to supersede the previously filed Schedule 13G and to report a change in their intentions. The Reporting Persons acquired the shares of Common Stock reported both therein and herein for investment purposes and such purchases were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Issuer is currently in bankruptcy. The Reporting Persons have sold the majority of their holdings in the Issuer and are now below the threshold requirement triggering Schedule 13D obligations and are thus no longer subject to Schedule 13D requirements.

Except as described in this Item 4 or would occur upon completion of any of the transactions discussed herein, as of the date of this statement the Reporting Persons have no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST OF SECURITIES OF THE ISSUER.

a)

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon an aggregate of 256,458 shares of Common Stock, or 0.83% of the outstanding shares of Common Stock of the Issuer, which the Issuer has indicated in its Form 10-Q for the fiscal quarter ended September 30, 2023 to be 30,901,440 shares as of November 8, 2023.

b)

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

c)

The transactions in the Common Stock effected within the past sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule A, and are incorporated herein by reference.

d)	Not applicable.
e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 29, 2021, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13G with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

To the knowledge of the Reporting Persons, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement (Incorporated by reference to Exhibit 99.1 to the Reporting Persons’ Schedule 13G, filed with the U.S. Securities and Exchange Commission on March 29, 2021.)**

Exhibit 99.2	Item 8 Statement (Incorporated by reference to Exhibit 99.2 to the Reporting Persons’ Schedule 13G, filed with the U.S. Securities and Exchange Commission on March 29, 2021.)**

Exhibit 99.3	Power of Attorney (Incorporated by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13G, filed with the U.S. Securities and Exchange Commission on March 29, 2021.)**

** Previously filed.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 9, 2024

Steven D. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Deborah P. Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lauren Lebowitz Salem

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Robert Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Kathryn Lebowitz Silverberg

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Andrew Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Ashley Lebowitz

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

The Lebowitz Family Stock, LLC

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Susan Pearlstein

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Ethan Salem 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Zoey Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Lexi Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Emma Salem 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Kora Miri Silverberg 2021 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Isla Silverberg 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Olivia Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Sophie Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Avery Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Taylor Lebowitz 2020 Irrevocable Trust

By:	/s/ Andrew Collins
Andrew Collins, Attorney-In-Fact

Schedule A

This Schedule sets forth information with respect to each sale of Common Shares which were effectuated by Reporting Persons during the past sixty days. All transactions were effectuated in the open market through a broker.

Stockholder	Shares Sold	Price	Trade Date
Lebowitz Family Trust	1,106,400	$0.0023/share	07/05/2024
Deborah Lebowitz	8,500	$0.0027/share	07/05/2024
Lebowitz Family Stock, LLC	25,000	$0.0022/share	07/05/2024
The Steven and Deborah Lebowitz Foundation	191,228	$0.0022/share	07/05/2024
Lauren Lebowitz Salem	8,711	$0.0022/share	07/05/2024
Robert Lebowitz	750	$0.0022/share	07/05/2024
Kathryn Lebowitz Silverberg	9,000	$0.0022/share	07/05/2024
A&A Lebowitz Family Trust	7,500	$0.0022/share	07/05/2024
Susan Pearlstein	5,000	$0.0098/share	07/03/2024
Ethan Salem 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Zoey Lebowitz 2020 Irrevocable Trust	31,000	$0.0027/share	07/05/2024
Lexi Lebowitz 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Emma Salem 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Kora Miri Silverberg 2021 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Isla Silverberg 2020 Irrevocable Trust	31,000	$0.0027/share	07/05/2024
Olivia Lebowitz 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Sophie Lebowitz 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Avery Lebowitz 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Taylor Lebowitz 2020 Irrevocable Trust	31,000	$0.0022/share	07/05/2024
Lebowitz Family Trust	247,109	$0.0034/share	07/08/2024
Lebowitz Family Trust	586,000	$0.0040/share	07/09/2024
Lebowitz Family Trust	247,110	$0.0036/share	07/09/2024